UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐    NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

EXPLANATORY NOTE

In connection with the issuance by Amdocs Limited (“Amdocs”) of $650,000,000 aggregate principal amount of 2.538% Senior Notes due 2030, Amdocs is filing the following exhibits, each of which is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-239163) filed with the SEC on June 15, 2020.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement among Amdocs Limited and J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC, as representatives of the several underwriters named therein, dated June 17, 2020

4.1	Base Indenture between Amdocs Limited, as Issuer, and The Bank of New York Mellon, as Trustee, dated as of June 24, 2020

4.2	First Supplemental Indenture to the Base Indenture between Amdocs Limited, as Issuer, and The Bank of New York Mellon, as Trustee, dated as of June 24, 2020

4.3	Form of Global Note for the 2.538% Senior Notes due 2030 (included in Exhibit A to the First Supplemental Indenture (Exhibit 4.2 to this filing))

5.1	Opinion of Carey Olsen (Guernsey) LLP, Guernsey legal advisors to Amdocs Limited

5.2	Opinion of Davis Polk & Wardwell LLP, U.S. legal advisors to Amdocs Limited

23.1	Consent of Carey Olsen (Guernsey) LLP, Guernsey legal advisors to Amdocs Limited (included in Exhibit 5.1 to this filing)

23.2	Consent of Davis Polk & Wardwell LLP, U.S. legal advisors to Amdocs Limited (included in Exhibit 5.2 to this filing)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: June 24, 2020